                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K

     [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2000
                                       OR
     [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from                   to
                                    -----------------    -----------------


                         Commission file number 0-22532

               ULTIMATE ELECTRONICS 401(k) RETIREMENT SAVINGS PLAN


                           ULTIMATE ELECTRONICS, INC.
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

           DELAWARE                                                84-0585211
------------------------------                               -------------------
State or other jurisdiction of                                (I.R.S. employer
incorporation or organization)                               identification no.)


321A WEST 84TH AVENUE, THORNTON, COLORADO                            80260
-----------------------------------------                          ----------
 (Address of principal executive offices)                          (Zip code)


REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE (303) 412-2500


SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:
                                 Not Applicable

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:
                     COMMON STOCK, $.01 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                                 Title of Class

                                   SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Thornton, State of Colorado, on this 5th day of July, 2001.


ULTIMATE ELECTRONICS 401(k) RETIREMENT SAVINGS PLAN

By: /s/ Alan E. Kessock                               Date:    July 5, 2001
   -----------------------------------------               ---------------------
   Alan E. Kessock
   Senior Vice President, Chief Financial Officer,
   Secretary and a Director (Principal Financial
   and Accounting Officer)

ULTIMATE ELECTRONICS 401(K)
RETIREMENT SAVINGS PLAN
Audited Financial Statements and Schedule
Year ended December 31, 2000

               Ultimate Electronics 401(k) Retirement Savings Plan

                          Audited Financial Statements
                                  and Schedule


                          Year ended December 31, 2000





                                    CONTENTS

Report of Independent Auditors ..........................................................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits..........................................................2
Statement of Changes in Net Assets Available for Benefits................................................3
Notes to Financial Statements............................................................................4


Schedule

Schedule H, Line 4i--Schedule of Assets Held for Investment Purposes at End of Year......................7

                         Report of Independent Auditors

Ultimate Electronics, Inc.
   as Plan Administrator of the
   Ultimate Electronics 401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Ultimate Electronics 401(k) Retirement Savings Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 2000 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                       /s/ Ernst & Young LLP


Denver, Colorado
April 20, 2001

               Ultimate Electronics 401(k) Retirement Savings Plan

                 Statements of Net Assets Available for Benefits



                                                                                  DECEMBER 31,
                                                                            2000                1999
                                                                     ------------------- -------------------
Investments, at fair value:
   Mutual funds                                                            $12,162,055         $12,412,192
   Ultimate Electronics, Inc. common stock                                   3,436,635           3,434,451
   Loans to participants                                                     1,101,903             802,339
                                                                     ------------------- -------------------
                                                                            16,700,593          16,648,982

Receivables:
   Employer contributions                                                      187,269             285,787
   Employee contributions                                                      323,162             150,144
                                                                     ------------------- -------------------

Total receivables                                                              510,431             435,931
                                                                     ------------------- -------------------

Net assets available for benefits                                          $17,211,024         $17,084,913
                                                                     =================== ===================

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS.

               Ultimate Electronics 401(k) Retirement Savings Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2000


Additions:
  Investment income:
     Net depreciation in fair value of investments                                         $(1,592,485)
     Interest and dividends                                                                    940,225
                                                                                     -------------------
                                                                                              (652,260)
  Contributions:
     Employer                                                                                  231,725
     Employee                                                                                1,827,255
     Rollovers                                                                                  17,300
                                                                                     -------------------
                                                                                             2,076,280
                                                                                     -------------------

Total additions                                                                              1,424,020

Deductions:
  Benefits paid to participants                                                              1,297,909
                                                                                     -------------------

Net increase
Net assets available for benefits:                                                             126,111
  Beginning of year                                                                         17,084,913
                                                                                     -------------------
  End of year                                                                              $17,211,024
                                                                                     ===================


SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                  Ultimate Electronics 401(k) Retirement Savings Plan

                          Notes to Financial Statements

                                December 31, 2000


1. DESCRIPTION OF THE PLAN

The following description of the Ultimate Electronics 401(k) Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. Copies of these documents are available from the Plan administrator.

The Ultimate Electronics 401(k) Retirement Savings Plan is a defined contribution plan for the benefit of eligible employees of Ultimate Electronics, Inc. (the "Company" or the "Plan Sponsor"). The Plan, which was adopted effective January 1, 1988, is available to any employee of the Company who has completed one year of service and is age 21 or older.

Under the provisions of the Plan, participating employees may elect to defer up to $10,000 (in 2000) or 15% of their eligible compensation, whichever is less, during the Plan year, and have such deferred amount contributed to the Plan on their behalf. The participant may direct their investments to a variety of investment options offered by the Plan. The balance in each participant's salary deferral account is fully vested at all times and is not subject to forfeiture for any reason. Participants may not make withdrawals from their elective accounts prior to retirement at age 59 1/2, except in the event of disability, death or termination of employment. The Company determines annually the amount of any profit sharing contribution to be made to the Plan. Amounts contributed by the Company in 2000 matched 25% of an employee's contribution limited to 1.5% of the employee's eligible compensation. The employer's contribution is allocated to each participant's account based upon each participant's eligible compensation for the year. Vesting in the employer's contributions plus earnings thereon is based on years of service. A participant is 100% vested after six years of service (vesting 20% per year after the second year of service) or upon death or disability. When a participant terminates employment with the Company, nonvested amounts are forfeited and applied against future employer contributions.

The Company has established a trust fund on behalf of the Plan at US Bank
(the "Trustee") effective July 1998 to which contributions are made, from which benefit disbursements are paid, and in which investments are maintained.

Expenses of administering the Plan are paid by the Plan Sponsor. For the year ended December 31, 2000, administrative expenses were approximately $16,080.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, the net assets of the Plan are to be distributed to participants based upon the redemption value of their individual accounts as of the termination date. All Plan participants become fully vested in the employer's contributions upon Plan termination.

2. SIGNIFICANT ACCOUNTING POLICIES

The Plan's accounting records are maintained on an accrual basis.

The fair value of equity and fixed income securities is based on quoted redemption values on the last business day of the year. The fair value of loans to participants approximates carrying value.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. INCOME TAX STATUS

The Plan Sponsor has received a determination letter from the Internal Revenue Service dated December 27, 1995, stating that the Plan is qualified, in form, under Section 401(a) of the Internal Revenue Code (the "Code"), and therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore, believes that the Plan is qualified and the related trust is tax exempt.

4. INVESTMENTS

The fair values of individual investments that represent 5% or more of the Plan's net assets at December 31, 2000 and 1999 are as follows:

                                                                           2000                1999
                                                                    ----------------------------------------
Mutual funds:
   First American Balanced Fund                                           $1,177,776          $1,160,360
   Fidelity Equity Income Fund                                             2,580,340           2,956,708
   Fidelity Equity Growth Fund                                             5,259,778           6,078,137
   Janus Fund                                                              1,354,643             724,055
   First American Stable Value Fund                                          920,872             958,266
Common stock:
   Ultimate Electronics, Inc. Common Stock                                 3,436,635           3,434,451

During 2000, the Plan's investments (including investments purchased, sold as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

                                                                                   NET REALIZED AND
                                                                            UNREALIZED APPRECIATION
                                                                            (DEPRECIATION) IN FAIR
                                                                                 VALUE OF INVESTMENTS
                                                                            --------------------------------
Mutual funds                                                                            $(3,549,385)
Ultimate Electronics, Inc. Common Stock                                                   1,956,900
                                                                            --------------------------------
                                                                                        $(1,592,485)
                                                                            ================================

                                    SCHEDULE

               Ultimate Electronics 401(k) Retirement Savings Plan

                        Employer ID# 84-0585211, Plan 002

                Schedule H, Line 4i - Schedule of Assets Held for
                       Investment Purposes at End of Year

                                December 31, 2000

                                                                                                  CURRENT
            IDENTITY OF ISSUER/DESCRIPTION                  SHARES             COST                VALUE
----------------------------------------------------------------------------------------------------------------
First American Stable Value Fund                             40,620              $854,067           $920,872
First American Balanced Fund                                103,223             1,362,179          1,177,776
First American Fixed Income Fund                             44,298               480,158            483,289
First American Equity Index Fund                             12,825               348,247            316,910
Fidelity Equity Income Fund                                  99,704             2,717,735          2,580,340
Fidelity Equity Growth Fund                                  88,296             5,690,640          5,259,778
Janus Fund                                                   40,692             1,703,280          1,354,643
Janus Worldwide                                                 690                46,508             39,267
Putnam Voyager                                                1,252                33,249             29,180
Ultimate Electronics, Inc. common stock**                   142,967             2,369,095          3,436,635
Loans to Participants**                                           -                     -          1,101,903
                                                                                            --------------------
                                                                                                 $16,700,593
                                                                                            ====================

** Denotes investment with a party-in-interest to the Plan.